Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 9 DATED JUNE 22, 2017
TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

 The purpose of this supplement is to:

Update our potential investments; and

Update our asset acquisitions.

Potential Investments

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Potential Investment

Corona Marketplace  – Corona,  CA

There is a reasonable probability that we may acquire from Realty Mogul Commercial Capital, Co. a $3,549,300 mezzanine loan (the “Mezzanine Debt”).  If we choose to acquire the Mezzanine Debt we will pay Realty Mogul Commercial Capital, Co. (i) $3,549,300 less any principal payments it has received and draws it has yet to make since making the investment and (ii) any accrued but unpaid interest on the loan.  Realty Mogul Commercial Capital, Co. would keep any interest payments it has received until the date we acquire the investment.  The sponsor intends to use the loan and other sources of capital for the redevelopment of the Corona Marketplace, a proposed 114,858 square-foot community center in Corona, California (the “Property”). The Property is already 64.1% pre-leased to two anchor tenants, Aldi’s grocery store and Chuze Fitness, a Carlsbad based gym. In April 2017, an independent appraiser appraised the property with an As-Is value of $4.5 million, a prospective As-Complete market value as of December 1, 2017 of $15,00,000, and a prospective As-Stabilized market value as of January 1, 2019 of $20,900,000.

The Property is currently a 106,159 square-foot retail center consisting of one 94,641 square-foot former Kmart building and an 11,518 square-foot freestanding office building that sits on an adjacent parcel. The sponsor intends to redevelop the 94,641 square-foot building, add additional retail space and develop a fast food drive-through outparcel. Leases with four tenants have already been executed, including the two mentioned above. Realty Mogul Commercial Capital, Co. funded $816,368.31 in June 2017 with additional projected draws of approximately $885,569, $880,831 and $966,532 expected in June, July and August 2017, respectively.

The sponsor selected a general contractor for the project whose principal has over 30 years of general contractor experience. The general contractor was recommended by the city of Corona and has completed 24 projects from 2014 to 2017, with total construction costs of over $70 million and a variety of retail, industrial and educational uses.

The Mezzanine Debt, which represents 29.8% of the total planned financing, is interest only and has a fixed interest rate of 14%. The term is 84 months.

The sponsor of this transaction was established in 2011 after a 25-year career at a well-known real estate company where he ran a group that focused on the investment, development and management of office, industrial, multifamily, hospitality and land.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Acquisition of Northside at John’s Creek—Suwanee, GA

Northside at Johns Creek – Suwanee, GA

On June 20, 2017, we acquired a $1,500,000 junior participation loan (the “Northside B-Note”) related to the refinancing of a 52,090 square-foot Class A medical building located at 3890 Johns Creek Parkway in Suwanee, Georgia (the “Property”). After this refinancing, the capital structure consists of approximately (i) $1,900,000 in equity, (ii) $6,600,000 in senior debt and (iii) the $1,500,000 Northside B-Note (held by us). The sponsor estimated the amount of the borrower’s equity based upon the sponsor’s reported additional equity, plus $800,000 of new equity that was contributed to the transaction concurrently with the refinancing.

We acquired the Northside B-Note from Realty Mogul Commercial Capital, Co. for a purchase price of $1,509,333.33, which represents the $1,500,000 principal amount plus $9,333.33 of accrued but unpaid interest on the investment through the acquisition date. The acquisition was funded with capital raised from our investors.

The Property is located in the Atlanta-Sandy Springs-Marietta metropolitan statistical area (the “Atlanta MSA”), which consists of 29 adjoining counties and encompasses over 8,000 square miles of land area. According to Pitney Bowes/Gadberry Group, the metropolitan area had a 2016 population of over 5.8 million people. The metropolitan area accounted for 56.2% of the total Georgia population. According to Costar, as of 2017, the average household income with in a one-mile radius of the Property is approximately $150,000.

The Property is a three-story building with 16 units and is currently 100% master leased to Northside Hospital for which the Property was built in 1999. Northside is a leading healthcare system in Georgia with three hospitals and is a leading presence across the metro Atlanta area. At the time of the Northside B-Note’s origination, the Property was 58% occupied with 80% of the Property remaining on the original master lease which runs through December 2019. In connection with the refinancing, a new lease was executed with Northside Hospital that extended the 20% of their lease that is no longer covered under the master lease through May 2027 and released a portion of the currently encumbered space for market leasing by the sponsor. Northside Hospital will continue to pay rent on the unoccupied spaces until they are re-leased or until the original master lease expires in December 2019.

The Northside B-Note, which represents 15% of the total financing of the Property, is interest only and has a fixed interest rate of 14%. The term is 24 months with a 12-month extension option.  The Property was originally purchased by the sponsor in 2004 for $10 million, and the sponsor has injected an additional $1.1 million of equity in the Property since then. In a previous financing with a major bank, the Property was cross-collateralized and cross-defaulted with another asset that suffered the loss of a major tenant. That loan entered special servicing in early 2012 and was eventually sold in December 2014. The sponsor filed bankruptcy to protect the assets and ultimately sold the problem asset, bringing the loan out of default. In April 2017, an independent appraiser appraised the Property for $9.7 million on an As-Is basis.

The sponsor of this transaction was established in 2001 and has owned this Property since 2004. The sponsor has extensive experience investing in and operating Class A and B office buildings and has built several diversified income portfolios in Atlanta and completed numerous joint venture investments with reputable investment partners. The property management and leasing team, an affiliate of the sponsor, is one of the largest private owner-operator of office properties in the Atlanta MSA, having completed over 50 investments to date including the sale of a 28-property portfolio to Blackstone in 2015.

Realty Mogul Commercial Capital, Co. and affiliates, as part of the original investment made in June 2017, received origination fees before we acquired the Northside B-Note. These fees were not borne by or paid to us.

Acquisition of Wyckoff Avenue Apartments —Brooklyn, NY

Wyckoff Avenue Apartments – Brooklyn, NY

On June 20, 2017, we acquired a $1,350,000 junior participation loan (the “Wyckoff B-Note”) related to the refinancing and redevelopment of a mixed-use four-property portfolio located in the Bushwick neighborhood of Brooklyn, New York (the “Portfolio”). After this refinancing, the capital structure consists of approximately (i) $4,032,500 in equity, (ii) $7,050,000 in senior debt and (iii) the $1,350,000 Wyckoff B-Note (held by us). The amount of the borrower’s equity is estimated and is a combination of equity from the sponsor and limited partner investors.

We acquired the Wyckoff B-Note from Realty Mogul Commercial Capital, Co. for a purchase price of $1,350,000, which represents the principal amount. There was no accrued but unpaid interest on the investment through the acquisition date. The acquisition was funded with capital raised from our investors. The Portfolio was originally purchased in 2015, and over $140,000 of additional equity was added during the refinancing.

The Portfolio is located in the New York-Newark-Jersey City, NY-NJ-PA metropolitan statistical area,  which had a population of approximately 20.2 million people according to the 2016 United States Census Bureau. It ranks as the largest of all 382 metropolitan statistical areas in the country. The Portfolio is located in Brooklyn, one of the five boroughs within New York City, and is within walking distance of multiple subway stops including the Myrtle-Wyckoff Avenue subway station (L train – one block) and the Seneca Avenue subway station (M train – four blocks).  According to Claritas Inc., the Brooklyn borough grew 6.1% from 2010-2016, a figure that exceeds the national average of 4.1% for the same time period.

The sponsor intends to use the loan and other sources of capital to fund the completion of an existing renovation plan and repay a construction loan nearing maturity secured by the Portfolio. The four contiguous buildings that comprise the Portfolio were developed in 1931 and consist of four walk-up apartment buildings and grade-level retail space located at 287, 297 293 and 295 Wyckoff Avenue, Brooklyn, New York.  The sponsor intends to renovate the exterior, make structural improvements, and reconfigure units. All construction plans have been approved by the city and renovations are currently underway.

The Wyckoff B-Note, which represents approximately 11.00% of the total financing of the Portfolio, is interest only and has a fixed interest rate of 11.75% for the first six months, and 12.25% for the following six months. The term is twelve months and has two six-month extension options with fixed interest rates increasing to 12.75% and 13.25%, respectively. In December 2016, an independent appraiser appraised the property for $6.6 million as is, $10.45 million as completed, and $10.75 million as stabilized.

The sponsor of the transaction owns and manages a variety of property types including industrial, office, retail, residential and hospitality within New York City and has over 12 years of experience as owners/operators in the Brooklyn market. The sponsor reports that they have a current portfolio of 41 properties totaling over 445 multifamily units and over 450,000 commercial square feet. The sponsor estimates that its assets under management are approximately $512 million. The sponsor has owned the subject property since 2015 and is well acquainted with the building, neighborhood and tenants.

Realty Mogul Commercial Capital, Co. and affiliates, as part of the original investment made in June 2017, received origination fees before we acquired the Wyckoff B-Note. These fees were not borne by or paid to us.